March 25, 2009

VIA EDGAR AND OVERNIGHT COURIER

Kristina Aberg, Esq.
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	International Smart Sourcing, Inc.
Preliminary Information Statement on Schedule 14C
Filed February 6, 2009
File No. 001-14753

Dear Ms. Aberg:

     We are counsel to International Smart Sourcing, Inc. (the “Company” or “our client”). On behalf of our client, enclosed please find Amendment No. 1 to the above-captioned Preliminary Information Statement, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided the Company’s amended response to the comments immediately thereafter.

General

1.	Please revise to include all items required to be disclosed by Item 14 of Schedule 14A. For example, please include a summary term sheet.

We have revised the document as requested and we have provided a summary term sheet on page 3 of the document.

Outstanding Shares and Voting Rights, page 3

2.	You state that a majority of the outstanding voting shares have executed written consents approving the proposed merger and amendment to your Certificate of Incorporation. Please revise your disclosure to identify the stockholders and the number of shares that consented to the proposals.

We have provided the requested disclosure on page 4.

Securities and Exchange Commission
March 25, 2009

3.	Please tell us how you obtained the consents of the stockholders who approved the proposals, and provide a legal analysis detailing how acquiring the consents from the stockholders did not constitute a solicitation of proxies.

Management contacted the consenting stockholder after terms of the share exchange had been substantially decided. Acquiring the consents did not constitute a solicitation of proxies as it was a single consenting stockholder who owns more than 50% of our common stock. We note that in situations where one shareholder controls a majority of the capital stock it is not uncommon to discuss a material transaction with such shareholder. Please note that there was no requirement to obtain the approval for the Reverse Merger of the majority of the Company’s stockholders under either Delaware or federal securities laws.

Action 1 – The Reverse Merger

Terms of the Reverse Merger, page 6

4.	Please disclose in greater detail how you determined the purchase price of 22 million shares of common stock for the target. Please describe how you determined the value of the target in this regard and how you determined the current fair market value of your common stock.

We have provided the requested disclosure on page 7.

5.	We refer to Appendix 1 of the Share Exchange Agreement and note that the current assets of Network 1 Financial Securities will not be acquired by you in the transaction. Please include disclosure noting that the current assets of Network 1 Financial Securities will not be acquired by you and describe those assets. Also explain why these assets were not included in the acquisition and disclose to whom such assets will be sold or transferred.

We have provided the requested disclosure on page 7.

6.	Please include a dilution analysis that includes the net tangible book value per share before and after the acquisition.

We have provided the requested dilution analysis on page 8.

7.	Please disclose any expenses incurred by you or that you anticipate incurring in connection with the proposed transaction. Also disclose the expenses incurred by Network 1 Financial Securities and who will pay for those expenses. If any finders were used in the acquisition, please name each finder and disclose all fees.

We have provided the requested disclosure on page 8.

Securities and Exchange Commission
March 25, 2009

Description of NETW, page7

8.	Please expand your description of Network 1 Financial Securities’ business. We note, for example, that Network 1 Financial Securities has reported revenues from underwriting services as well as from its operations as a broker-dealer. For example, a detailed discussion would include disclosure of the products and services offered by the company, a discussion of its customer base, and the competitive position of the company.

We have provided the requested information on page 9.

9.	Please include contact information for Network 1 Financial Services in the information statement. Refer to Item 14(b)(2) of Schedule 14A.

We have provided the requested information on page 9.

Employees, page 7

Please include the disclosure required by Item 402 of Regulation S-K for Network 1 Financial Securities and International Smart Sourcing, Inc. respectively. This disclosure should be the same information that the target company would be required to file in a 1934 Act registration statement. In addition, please provide Item 402 disclosure for each person who will serve as a director or executive officer of the combined company. Refer to Interpretive Response 217.12 of the Division of Corporation Finance Compliance and Disclosure Interpretations relating to Regulation S-K, updated July 3, 2008, which is available at www.sec.gov.

We have provided the requested disclosure on page 11. Please note that we intend to file a “super 8-K” within four business days of closing the transactions, as required under the Securities Exchange Act of 1934.

Regulatory Approvals Required, page 7

10.	We refer to your disclosure that you intend to file a Form D in connection with the issuance of the 22 million shares of common stock in the transaction. Please state upon which exemption you intend to rely for the issuance of these shares.

We intend to rely on the exemption provided by Rule 506, promulgated under Regulation D of the Securities Act of 1933. The issuance of the shares will be made to the 13 individuals who comprise the stockholders of NETW.

Securities and Exchange Commission
March 25, 2009

Past Contacts, Transactions or Negotiations, page7

11.	Please expand upon your disclosure of past contacts and negotiations between you and Network 1 Financial Services. For example, we note that the Letter of Intent was executed on July 29, 2008. Please discuss any contacts and negotiations prior to such time that resulted in the execution of the Letter of Intent. Refer to Item 14(b)(7) of Schedule 14A and Item 1005(b) of Regulation M-A.

We have provided the requested disclosure on page 10.

12.	We refer to your disclosure in your Form 10-K for the fiscal year ended December 31, 2008 that you have a note receivable in the amount of $100,000 from Network 1 Financial Advisors Inc., an affiliate of Network 1 Financial Services. Please revise your disclosure to include a discussion of this transaction. Refer to Item 14(b)(7) of Schedule 14A and Item 1005(b) of Regulation M-A.

We have provided the requested disclosure on page 10.

Ownership of ISSI after the Reverse Merger, page 9

13.	We note that Network 1 Financial Securities holds a warrant to purchase 53,452 shares of your common stock. Please clarify how this warrant will be treated in the transaction.

We have provided the requested disclosure in footnotes 5 through 8 on page 13.

Discussion and Analysis of NETW’s Operations and Financial Condition, page 10

14.	Please revise the “Overview” section to provide investors with a better understanding of Network 1 Financial Securities and the matters that management is primarily concerned with in evaluating the company’s financial condition and operating results. A good introduction, accordingly, might discuss material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For example, we note that Network 1 Financial Securities recently had a net loss from operations. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to SEC Release 33-8350. See also Item 303 of Regulation of S-K.

We have provided the requested disclosure on pages 14 and 15.

Securities and Exchange Commission
March 25, 2009

Form of Stock Purchase Agreement, page A-1

15.	We note the reference in Appendix 1 to assets enumerated on Schedule 1. Please clarify if Schedule 1 and Appendix 1 are the same document. If not, please include Schedule 1 in the Schedule 14C.

Schedule 1 and Appendix 1 are the same document therefore we have changed the reference to Appendix 1. We apologize for the inconsistency.

Financial Statements

Network 1 Financial Securities, Inc. (“NETW”)

16.	Please explain to us how NETW considered the requirement of SFAS 157 in the preparation of the interim financial statements.

NETW considered the requirements of SFAS 157 in the preparation of its financial statements. The following footnote has been added in the December 31, 2008 interim financial statements:

Effective July 1, 2008, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), for assets and liabilities measured at fair value on a recurring basis. The adoption of SFAS 157 had no effect on the Company’s financial statements at December 31, 2008. SFAS 157 accomplishes the following key objectives:

  Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

  Establishes a three-level hierarchy (the “Valuation Hierarchy”) for fair value measurements;

  Requires consideration of the Company’s creditworthiness when valuing liabilities; and

  Expands disclosures about instruments measured at fair value.

Securities and Exchange Commission
March 25, 2009

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company’s financial assets within it are as follows:

  Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accrued expenses and other liabilities. The Company’s marketable securities have been determined to be a Level 1 valuation.

In February 2008, the FASB issued Staff Position 157-2 (“FSP 157-2”). FSP 157-2 permits delayed adoption of SFAS 157 for certain non-financial assets and liabilities, which are not recognized at fair value on a recurring basis, until fiscal years and interim periods beginning after November 15, 2008. As permitted by FSP 157-2, the company has elected to delay the adoption of SFAS 157 for qualifying non-financial assets and liabilities, such as property and equipment. The effect upon adoption of SFAS 157-2 on applicable non-financial assets and liabilities is not expected to be material.

Consolidated Statements of Operations, page C-5

17.	As disclosed on pages C-10 and C-11, NETW generates revenues from a variety of activities. Please explain to us how you considered disclosing separately each material source of revenues within the total reported on your statements of operations. Refer to Chapter 4 of AICPA Audit and Accounting Guides\Brokers and Dealers in Securities as it relates to the presentation of statement of operations of broker-dealers.

Securities and Exchange Commission
March 25, 2009

NETW considered the broker dealer guidance as outlined in Chapter 4 regarding “sources of revenue,” and will modify its presentation of revenues in the financial statements accordingly. These changes have been made in both the June 30, 2008 and December 31, 2008 financial statements as follows:

Year ended June 30,	2008	2007
Commissions	$1,866,900	$1,875,905
Net dealer inventory gains	328,598	60,044
Investment banking	29,400	1,447,088
Interest and dividends	91,737	107,818
Transfer fees and clearing services	48,800	48,994
Investment advisory	252,173	209,305
Other	145,732	121,137

Revenues	$2,763,340	$3,870,291

Six months ended December 31,	2008	2007
Commissions	$808,486	$1,337,179
Net dealer inventory gains	53,292	163,733
Investment banking	--	4,000
Interest and dividends	39,207	57,372
Transfer fees and clearing services	16,741	24,581
Investment advisory	1,009,061	97,593
Other	81,188	122,885

Revenues	$2,007,975	$1,807,343

Summary of Significant Accounting Policies

Consolidation of Variable Interest Entities, page C-9

18.

We noted that NETW consolidates entities that are wholly beneficially-owned by its stockholders, based on FIN 46R. Please provide us the analysis that NETW performed to determine that each of those entities is a VIE and that NETW is the primary beneficiary.

In accordance with Fin 46R, the management of NETW evaluated certain wholly-owned entities that transact ongoing business with NETW. Fin 46R requires consolidation of business enterprises for variable interest entities, by its primary beneficiary if certain criteria regarding the relationship of the variable interest entity exist.

NETW determined that the following entities that are wholly owned by the principals of NETW; namely Network 1 Advisors, Inc (“Advisors”); Network 1 Assurance, Inc. (“Assurance”); National Financial Services Group, Inc. (“Services”) and Shark Rivers LLC (“Shark Rivers”), were variable interest entities that required consolidation by NETW.

Securities and Exchange Commission
March 25, 2009

The following key points of Fin 46R were analyzed to conclude that Advisors, Assurance, Services and Shark Rivers (the “Entities”) were required to be consolidated with NETW.

1.	The design and formation of the entities as operating businesses are either involved or are conducted substantially on behalf of NETW. NETW also participated in the design of the legal structure of the entities and NETW provides more than half of the total of the financial support to the entities.

	a.	Advisors was formed primarily to hold certain regulatory licenses to perform financial advisory services for NETW’s client base. Revenues derived from outside the scope of NETW are nominal.

	b.	Assurance was formed primarily to hold certain regulatory licenses to provide life and health insurance products to the client base of NETW. Revenues derived from outside the scope of NETW are nominal.

	c.	Services was formed to enter into leases on behalf of NETW and to function as the guarantor for operating office leases. Services does not have any revenues and relies implicitly on the funding from NETW to sustain its operations.

	d.	Shark Rivers was formed as a real estate investment entity. Shark Rivers outstanding mortgages payable of approximately $790,000 in the aggregate. NETW provides funding for a month-to-month office lease for approximately $60,000 per year which is used to finance the cost of operations. Without the direct funding from NETW, the entity would not have sufficient financing to meet its obligations under the terms of the loan.

2.	The Entities with which NETW has an arrangement are legal entities. The entities file their own tax returns and have their own individual corporate designations.

3.	In accordance with Fin 46R, none of the scope exceptions applied to the entities.

4.	By design the entities would not have sufficient operating activity to permit the entities to operate on their own without additional subordinated financial support from NETW.

5.	By design, the holders of the Entities, as a group, have the direct ability to make decisions about the entities activities that would significantly impact the entities success. The entities are primarily owned by individuals who are the primary shareholders of NETW.

6.	By design NETW has an implicit obligation to absorb the entities expected losses and have a right to receive the entities expected residual returns. NETW has an implicit obligation to absorb the entities expected losses as the entities were formed for the direct benefit to NETW to provide specific services to NETW’s client base.

7.	Other key points are as follows:

	a.	The original books and records are maintained by the accounting personnel of NETW.

	b.	The management of NETW has the ability to make management decisions of the entities as the majority shareholders of NETW have both a controlling interest in both the entities and NETW.

Securities and Exchange Commission
March 25, 2009

Based on our analysis the affiliated entities were determined to be VIE’s and NETW is the primary beneficiary, therefore consolidation of these entities in the financial statements was required.

Concentration of Credit Risk, page C-12

19.	Please explain to us how you considered the disclosure requirements of paragraph 13.b of FIN 45 as it relates to the maximum potential amount associated with NETW’s guarantees provided to its clearing brokers for the performance of its clients.

NETW considered the disclosure requirements of FIN 45 and has modified the disclosures in the financial statements to include the following paragraph:

The maximum potential amount for future payments that NETW could be required to pay under this indemnification cannot be estimated. However, NETW believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

Note 5 – Due from Clearing Organization, page C-15

20.	Please clarify to us whether the marketable securities on deposit with Southwest are reflected at fair value.

The notes to the June 30, 2008 and December 31, 2008 financial statements have been updated to include the following statement:

Marketable securities on deposit with Southwest Securities are reflected at fair value.

Pro Forma Condensed Combined Financial Statements

21.

We noted that NETW’s VIEs have been eliminated in the pro forma financial statements since they will not be included in the merger transaction in accordance with the Stock Purchase Agreement. Please provide us a more comprehensive explanation of the terms of the Stock Purchase Agreement as they relate to the NETW’s VIEs. Also, if going forward NETW will be required to consolidate the referenced VIEs under FIN 46R explain how the elimination of the VIEs in your pro forma presentation is appropriate.

Securities and Exchange Commission
March 25, 2009

In accordance with the terms of the Stock Purchase Agreement, wholly owned companies currently owned by the principles of NETW will not be a party to the reverse merger with ISSI. Subsequent to the merger such companies will continue to be owned and operated by its current shareholders. Only NETW will effect a merger with ISSI.

NETW is expected to execute arms length agreements as follows:

1.	Network 1 Advisors, Inc. – “Service Agreement” to provide regulatory advisory services.

2.	Network 1 Assurance, Inc. – “Service Agreement” to act as a regulatory insurance agent for life and health insurance products.

3.	National Financial Services Group, Inc. – “Lease Transfer Agreement” the transfer of the operating lease to the merged entity (“Network 1- Post Merger”).

4.	Shark Rivers LLC – “Rent Termination Agreement” for the cancellation of the month to month property arrangement.

5.	Network 1 - Post Merger - “Agreement to Abstain from Certain Voting Rights” to prohibit the current principals of Network 1 (as continuing executives post merger) from voting on certain matters.

Agreements 1 and 2 will provide the terms of the Service Arrangements, should NETW elect to utilize the continued services of Network 1 Advisors, Inc. and Network 1 Assurance, Inc. (Post Merger). Network 1 Assurance, Inc. (Post Merger) will not be required to continue to exclusively utilize the services of Network 1 Advisors, Inc. and Network 1 Assurance, Inc. and will be in a position to obtain more favorable terms from other third party vendors. In addition Network 1 Assurance, Inc. (Post Merger) will not be obligated to fund the losses or will have a right to the residual returns of Network 1 Advisors, Inc. and Network 1 Assurance, Inc.

Agreement 3 will transfer the current operating lease held by National Financial Services Group, Inc to Network 1 - Post Merger.

Agreement 4 will terminate the property rental arrangement between NETW and Shark Rivers LLC.

Agreement 5 will prohibit the current principals of NETW – (should they elect to continue as executives - Post Merger) from voting on matters relating to fee arrangement for any ongoing activities with Network 1 Advisors, Inc and Network 1 Assurance, Inc.

Based on the criteria required by Fin 46R and the effect of consummating the post merger agreements, NETW will not be required to consolidate the above referenced entities.

     We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ Kristin J. Angelino

Kristin J. Angelino

cc: David R.E Hale